

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2018

Adam Karkowsky
Executive Vice President and Chief Financial Officer
AmTrust Financial Services, Inc.
59 Maiden Lane
43rd Floor
New York, New York 10038

Re: AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 4, 2017
Form 10-Q for the Quarterly Period ended September 30, 2017
Filed November 9, 2017
File No. 001-33143

Dear Mr. Karkowsky:

We have reviewed your January 19, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements
Note 12. Loss and Loss Adjustment Expense Reserves, page F-68

1. We acknowledge your response to prior comment 1 and it is not clear to us how presenting prior year reserve development in the ASU 2015-09 claims development tables on a differing basis from that provided in discussions in Management's Discussion and Analysis (MD&A) is consistent with the basic principle in paragraph BC2 of ASU

2015-09 to provide users with information to facilitate an analysis of, among other things, development of loss reserve estimates. As a result, please address the following:

- Tell us the amount of adjustments you made in 2016 to the actuarially determined loss reserves at December 31, 2016 to reflect Management's Best Estimate (MBE) and to which lines you allocated these adjustments in the claims development tables in Note 13.
- Tell us why these adjustments in 2016 were necessary.
- Tell us why it was appropriate to allocate the $325 million loss reserve adjustment to reflect MBE in 2015 to the various lines depicted in the claims development tables in Note 13 on a pro rata basis to each line of business based on that line's share of total reserves at December 31, 2015. In your response, tell us how you determined the need for the $325 million reduction in loss reserves in 2015 if you did not initially determine the need for this adjustment on a line of business basis.
- Tell us why you had data limitations and describe those limitations that lead to the 2015 reserve adjustment allocations, as indicated in the second paragraph at the top of page 3 of your response.
- Provide us with proposed disclosure to be included in your upcoming Form 10-K and where you intend to include it that describes your policy for adjusting the reserve liability to an amount that is different than the amount determined by your actuaries. In this regard, disclose:
  - the amount of adjustments or reversals recorded in your financial statements;
  - the method used to determine them;
  - the extent to which it relies on objective versus subjective determinations; and
  - the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.
- Provide us proposed revised MD&A disclosure to be included in your upcoming Form 10-K that discloses development in 2016 consistently with that presented in the claims development tables in Note 13.

Note 13. Short Duration Contracts, page F-69

2.   We note from your response to prior comment 2 that you exclude from the claims development tables in Note 13 both the net liabilities of $440 million for loss portfolio transfers and reinsurance (because it is not considered in your small commercial business segment performance) and $297 million for non-used lines (because they are paid quickly and generate minimal development). As the objective of the short-duration disclosures is to provide information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts, and therefore, not only the development of loss reserve estimates, please address the following:

- Tell us the amount of claims incurred and paid separately for accident year 2016 and all prior accident years for the loss portfolio transfer and reinsurance transactions, as well as the "non-used lines."

- Tell us why the five transactions, or at a minimum the workers' compensation portions of those transactions, underlying your loss portfolio transfer and reinsurance transactions apparently cannot be aggregated into a single claims development table given their risk profile.
- If the minimal development and quick settlement of claims in your "non-used lines" does not warrant aggregation into a separate claims development table, tell us (in the context of the next bullet) whether separate disclosure about the volume of claims incurred and paid for these lines provide additional meaningful information for investors to assess the overall amount, timing and uncertainty of your cash flows and development of your policies in force.
- As we believe it should be clear how the claims development tables provided under ASC 944-40-50-4B relate to the loss reserve rollforward provided under ASC 944-40-50-3 and related discussion of development and trends in MD&A, provide us proposed disclosure to be included in future Forms 10-K for this footnote or for MD&A using the December 31, 2016 information in your Form 10-K that bridges the gap between the information of claims incurred, claims paid and claims development provided in the claims development tables on pages F-71 through F-85 and that recorded in your financial statements as depicted in the loss reserve rollforward on page F-68.

3.   We note your response to prior comment 3. Please provide us proposed disclosure to be included in your upcoming Form 10-K that explains the apparent anomaly in the annual percentage payout disclosure in your Small Commercial Business General Liability and Specialty Program Commercial Auto lines whereby the aggregate percentages paid are greater than 100% even though actual payments in the claims development tables are less than the latest estimates of claims incurred. See paragraph BC25 of ASU 2015-09.

Note 20. Income Taxes, page F-109

4.   We note from your response to prior comment 6 that, in future filings, you will add disclosure to the income tax footnote to explain any unusual items in the rate reconciliation that will be shown as "adjustments to prior year taxes." Please provide us proposed disclosure to be included in your Income Taxes footnote or elsewhere in your upcoming Form 10-K that provides the quantified and explained adjustments for the years ended December 31, 2016 and 2015.

Form 10-Q for the Quarterly Period Ended September 30, 2017
Notes to Consolidated Financial Statements
Note 6. Loss and Loss Adjustment Expense Reserves, page 26

5.   We note from your response to prior comment 7 that potential trends indicated by your analyses conducted in the third quarter existed in prior quarters, but were determined, in prior periods, to not yet warrant changes in expected development. Given the

significance of your adverse development in 2017 and that it appears to continue a trend of increasing adverse development starting in 2016, please provide us proposed disclosure to be included in your upcoming Form 10-K to describe any such trends or uncertainties that you reasonably believe could have a material impact on your results of operations, liquidity or capital resources. Refer to Item 303(a) of Regulation S-K.

You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer (202) 551-3638 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance